SO 3/17/04

04015295

SECU MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8-51974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRUDERMAN BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 HAVEN AVENUE, SUITE 226
(No. and Street)

PORT WASHINGTON (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW J. BRUDERMAN (516) 767-3515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR, NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MATTHEW J. BRUDERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRUDERMAN BROTHERS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL T. SHERMAN
Notary Public, State of New York
No. 01SH3637735
Qualified in Nassau County
Commission Expires Sept. 30, 19 2005

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

BRUDERMAN BROTHERS, INC

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruderman Brothers, Inc.

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 26, 2004

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman Riverhead

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 108,783	
Securities owned, at market value	2,836	
Due from affiliate	31,054	
Other	854	
TOTAL ASSETS		$ 143,527

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income taxes payable	$ 100	
TOTAL LIABILITIES		$ 100
STOCKHOLDER'S EQUITY		
Common stock, par value $0.01; 200 shares authorized; 100 shares issued and outstanding	1	
Additional paid-in capital	50,020	
Retained earnings	93,406	
TOTAL STOCKHOLDER'S EQUITY		143,427
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 143,527

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company assists companies seeking to raise debt and equity financing.

Income Taxes

The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Securities Transactions

Marketable securities are valued at market value.

Revenue Recognition

Finders fees are on a contractual basis with the fee stipulated in the contract. Revenue is recognized when the customer's financing is consummated, usually when the proceeds are received.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2 - Concentration of Credit Risk of Uninsured Cash Balances

The Company maintains cash balances in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time the Company's balances may exceed this limit. At December 31, 2003, the Company's balance exceeded this limit.

NOTE 3 - Securities Owned - at Market Value

Securities owned, at market value consist entirely of 300 shares of stock in The NASDAQ Stock Market, Inc.

NOTE 4 - Related Party Transactions

Due from Affiliate
The amount due from an affiliated entity owned by the Company's stockholder, is non-interest bearing and have no specific repayment date.

Finders Fee Agreement
The Company entered into a consulting and finders fee agreement with an entity in which the Company's stockholder has a minority interest. The agreement provides that the Company receives a cash fee for its services based on various percentages of the transaction consideration.

NOTE 5 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital amounted to $111,094, which was $106,094 in excess of its required net capital of $5,000. The Company's net capital ratio was .001 to 1.